1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

February 15, 2012

Laura E. Hatch

Staff Accountant

Office of Disclosure and Review

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust and iShares, Inc.

Dear Ms. Hatch:

On November 22, 2011, the SEC staff (the “Staff”) provided comments to certain financial statements of series of iShares Trust and iShares, Inc. The comments related to the following reports: a) iShares, Inc. report dated August 31, 2011 (including the iShares MSCI Brazil Index Fund), b) iShares Trust (including the iShares FTSE Developed Small Cap ex North America Index Fund dated July 31, 2011, c) iShares Trust (including iShares MSCI All Peru Capped Index Fund) dated August 31, 2011, d) iShares Trust (including iShares 2012 S&P AMT Free Municipal Series) dated March 31, 2011, and e) iShares MSCI Russia Capped Index Fund, Inc. dated August 31, 2011.

The Staff’s comments to the financial statements, and the registrants’ responses, are provided below.

Staff comments and registrants’ responses:

1.)	The Staff requests that future filings of fidelity bonds under a “40-17G” filing type include the amount of a single insured bond.

Registrants’ Response:

Management acknowledges this comment and will implement the suggested change in future filings of Form
40-17G.

2.)	For iShares, Inc.’s financial statements dated August 31, 2011, including the iShares MSCI Brazil Index Fund, the Staff noted that:

a.	investment companies are listed in the financial statements under common stock. The Staff suggests that Reg. S-X has a footnote indicating that investment companies should be listed under their own heading; and

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

February 15, 2012

b.	in the financial highlights, with respect to footnote c, the Staff inquires as to whether all of the ratios have been conformed to address foreign taxes.

Registrants’ Response to 2 a.:

Within the Schedule of Investments of an international equity fund for a single country (i.e., iShares MSCI Brazil Index Fund), securities are classified by security type and then by industry. The industry classifications are based on Bloomberg defined industry groups. The “Investment Companies” industry group as defined by Bloomberg does not coincide with the SEC’s definition of Investment Companies under Section 3(a)(1) of the Investment Company Act of 1940. Section 3(a)(1) defines an investment company as any issuer which is primarily engaged in the business of investing, reinvesting or trading securities. Bloomberg includes holding companies in their investment company category that would be disclosed under common stocks. Management has concluded that all such investments were not true investment companies and were accurately reported as common stocks.

Fund management will further refine categorization as follows: Bloomberg defined investment companies will be classified under the “Holding Companies” heading, except entities that meet the 3(a)(1) definition of an investment company will continue to be categorized as investment companies under a separate category within the Schedules of Investments.

Registrants’ Response to 2 b.:

Footnote c attached to the Ratio of Expenses to Average Net Assets states “Ratios for prior periods have been recalculated, as necessary, to confirm with the current period presentation of foreign taxes.”

Foreign tax reclassifications on the Statement of Operations impacted the presentation of the expense ratio in the financial highlights. All expense ratios across the periods presented were recalculated to reflect the current period classification in order to present comparable expense ratios.

3.)	The Staff notes that the disclosure of the valuation of “level 3” securities did not include a “roll forward” table, showing the differences in these securities from prior periods. The Staff further asks BlackRock personnel to confirm if the “roll forward” amounts were not material.

Registrants’ Response

Fund accounting personnel confirmed that the differences were not material and thus, no table was presented.

4.)

For iShares Trust’s July 31, 2011, financial statements, the Staff requested additional information about the materiality of the performance variation from the underlying index for two funds: iShares Emerging Markets Financials Sector Index Fund and iShares Emerging Markets Materials Sector Index Fund. Specifically, the Staff asks whether: 1) the

February 15, 2012

Management’s Discussion of Fund Performance should discuss these differences; 2) the differences were caused by sampling error or expenses; and 3) the Funds could improve their description of significant differences in performance from the benchmark. The Staff also requests information about whether a 25% difference was significant.

Registrants’ Response

Fund management consistently considers the relative performance of any index fund compared to its underlying index in determining the appropriate commentary to provide to investors within management’s discussion of fund performance. Due to the use of “representative sampling” a certain level of tracking error between a fund and its underlying index is to be expected. The prospectus discusses tracking error risk and the primary causes for why the performance of a fund may vary from the performance of its underlying index, including representative sampling. The commentaries consistently disclose the use of representative sampling by funds when applicable.

Given the consistent and predictable nature of the causes of tracking error in funds that employ representative sampling, as is explained within the prospectus, fund management applies the exchange traded fund exemptive orders, which assume tracking error would not exceed 5% over time.

Tracking error is calculated as the difference between the total return of the fund and the total return of the index after adding back the effects of fund expenses. For example: if the fund returned 7.59% for the year, the index returned 9.47% and the expense ratio was .67%, the tracking error was -1.21%, as was the case with the iShares Emerging Markets Financials Sector Index Fund. Therefore, no additional commentary was provided as the tracking error was below the defined threshold.

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Please do not hesitate to contact me with any additional comments or questions at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	A. Josef

M. Neale